Exhibit 5.1
October 30, 2020

Evogene Ltd. 13 Gad Feinstein Street, Park Rehovot, Rehovot P.O.B 4173, Ness Ziona, 7414002, Israel Israel

Re: Evogene Ltd.

Ladies and Gentlemen:

We have acted as Israeli counsel for Evogene Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the issuance and sale by the Company of (the “Offering”): (A) (i) 3,920,000 ordinary shares of the Company, par value NIS 0.02 per share (the “Ordinary Shares”), and (ii) pre-funded warrants to purchase 883,534 Ordinary Shares at an exercise price of $0.01 per share (the “Pre-Funded Warrants”). Ordinary Shares issuable upon exercise of the Pre-Funded Warrants are referred to herein as the “Warrant Shares”.

In connection herewith, we have examined the originals, or photocopies or copies, certified or otherwise identified to our satisfaction, of: (i) the shelf registration statement on Form F-3 (File No. 333-240249) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Registration Statement”); (ii) a copy of the amended and restated articles of association of the Company, as amended to the date hereof (the “Articles of Association”); (iii) a draft copy of the prospectus supplement dated October 30, 2020 (the “Prospectus Supplement”); (iv) a copy of the Securities Purchase Agreement, dated October 30, 2020 by and between the Company and the purchasers listed thereto; (v) a copy of the form of the pre-funded warrant agreement; (vi) resolutions of the board of directors (the “Board”) of the Company, which relate to the Registration Statement and other actions to be taken in connection with the Offering; and (vii) such other corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers of the Company as we have deemed relevant and necessary as a basis for the opinions hereafter set forth. We have also made inquiries of such officers as we have deemed relevant and necessary as a basis for the opinions hereafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, confirmed as photostatic copies and the authenticity of the originals of such latter documents.  As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based upon and subject to the foregoing, we are of the opinion that (i) the Ordinary Shares when issued and sold in the Offering as described in the Prospectus Supplement will be validly issued, fully paid and non-assessable; and (ii) the Warrant Shares, to be issued upon the exercise of the Pre-Funded Warrants, when issued and sold by the Company and delivered by the Company against receipt of the exercise price therefor, in accordance with and in the manner described in the Prospectus Supplement and the applicable warrants, will be validly issued, fully paid and non-assessable.

Members of our firm are admitted to the Bar in the State of Israel, and we do not express any opinion as to the laws of any other jurisdiction.  This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated.

We hereby consent to the filing of this opinion as an exhibit to the Company’s report on Form 6-K dated October 30, 2020, which is incorporated by reference into the Registration Statement and to the use of our name wherever it appears in the Registration Statement and the prospectus forming part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the SEC promulgated thereunder or Item 509 of the SEC’s Regulation S-K promulgated under the Securities Act.

This opinion letter is rendered as of the date hereof and we disclaim any obligation to advise you of facts, circumstances, events or developments that may be brought to our attention after the date of the Prospectus that may alter, affect or modify the opinions expressed herein.

Very truly yours,

/s/ Meitar | Law Offices

Meitar | Law Offices